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                            May 17, 2022

       Hunter Horsley
       President
       Bitwise 10 Crypto Index Fund
       400 Montgomery Street, Suite 600
       San Francisco, CA 94111

                                                        Re: Bitwise 10 Crypto
Index Fund
                                                            Amendment No. 6 to
                                                            Registration
Statement on Form 10
                                                            Filed April 21,
2022
                                                            File No. 000-56270

       Dear Mr. Horsley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form 10

       General

   1. Refer to your responses to comments 22 and 24 of our letter dated May 24, 2021 and subsequent related
comments. While we do not have any further comments at this time regarding your
responses, please confirm your understanding that our decision not to issue additional comments
should not be interpreted to mean that we either agree or disagree with your responses,
including any conclusions you have made, positions you have taken and practices you have
engaged in with respect to these matters.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Hunter Horsley
Bitwise 10 Crypto Index Fund
May 17, 2022
Page 2

       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameHunter Horsley                          Sincerely,
Comapany NameBitwise 10 Crypto Index Fund
                                                          Division of
Corporation Finance
May 17, 2022 Page 2                                       Office of Finance
FirstName LastName